FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

November 22, 2013

Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Managed Risk Fund (the “Fund”)

Class A Shares

Institutional Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Foor:

The Registrant is filing this correspondence to respond to your November 4, 2013 comments on its Rule 485(a) Post-Effective Amendment No. 138 and Amendment No. 132, with respect to the Fund, submitted via EDGAR on September 19, 2013.

1. In response to your comment #1, the Registrant understands that, per Item 3, Instruction 1 (c) of Form N-1A, that the Fund may omit captions if the Fund does not charge fees or expenses coverd by the captions. The Registrant believes that it is beneficial to shareholders to know which fees are not charged by the Fund.

2. In response to your comment #2, there is no recoupment of amounts waived and/or reimbursed.

3. In response to your comment #3, waivers are not reflected in the fee example.

4. In response to your comment #4, the following will be added to the end of the third paragraph in the section “What are the Fund’s Main Investment Strategies”:

“The Fund may invest in equity securities with any market capitalization and therefore the Fund’s equity portion may contain small, mid and large-cap stocks.”

5. In response to your comment #5, the following will be added to the end of the fifth paragraph in the sections “What are the Fund’s Main Investment Strategies” and “What are the Fund’s Investment Strategies”:

“When investing the fixed income portion of the Fund, the Adviser is not constrained by any duration or maturity range or credit quality."

6. In response to your comment #6, the following will be added to the section “What are the Fund’s Investment Main Investment Strategies” and “What are the Fund’s Investment Strategies”:

“The Fund manages its risk primarily by investing in a diversified mix of asset classes, by seeking to provide downside equity protection in periods that the Adviser deems to be of relatively high market volatility and by seeking to provide additional equity exposure in periods that the Adviser deems to be of relatively low market volatility.”

7. In response to your comment #7, in the sections “What are the Fund’s Main Investment Strategies” and “What are the Fund’s Investment Strategies” the following language will be removed:

“For example, the Fund may purchase an S&P 500 futures contract to provide increased equity market exposure during periods of low market volatility.”

and replaced with:

“For example, the Fund may purchase an S&P 500 futures contract to provide increased equity market exposure during periods where the Adviser deems to be of relatively low market volatility.”

8. In response to your comments #8 and #9, in the sections “What are the Fund’s Main Investment Strategies” and “What are the Fund’s Investment Strategies” the following language will be removed:

“The Adviser also anticipates that it will normally invest a portion of the Fund’s equity allocation in securities that primarily invest in international equity securities.”

and replaced with:

“The Adviser also anticipates that it will normally invest a portion of the Fund’s equity allocation in securities that primarily invest in international equity securities, which may include emerging market securities and American Depositary Receipts (ADRs).”

9. In response to your comment #10, the following risk disclosure will be added to the Summary and Statutory Risk sections:

“Underlying Fund Risk

The risk that the Fund’s performance is closely related to the risks associated with the securities and other investments held by the underlying funds and that the ability of a Fund to achieve its investment objective will depend upon the ability of the underlying funds to achieve their investment objectives.”

Further, the Registrant believes that the disclosure contained in the securities definition of “Investing in Securities of Other Investment Companies” and the line item “Acquired Fund Fees and Expenses” contained in the Fee table, provides clear and sufficient disclosure of the potential that the Fund may be subject to underlying fund expenses.

10. In response to your comment #11, the Registrant confirms that all of the risks related to the Fund’s overlay strategy are captured in the Summary and Statutory Risk sections.

11. In response to your comment #12, in the sections “What are the Fund’s Main Investment Strategies” and “What are the Fund’s Investment Strategies” the following language will be removed:

Under normal market conditions, the Fund seeks to achieve a diversified mix of investment exposure to various asset classes by investing in securities, derivative instruments, various affiliated and unaffiliated mutual funds, and exchange-traded funds (ETFs).

and replaced with:

Under normal market conditions, the Fund seeks to achieve a diversified mix of investment exposure to various asset classes by investing in securities, derivative instruments (such as futures, options and swaps), various affiliated and unaffiliated mutual funds, and exchange-traded funds (ETFs).

12. In response to your comment #13 the Registrant’s response is as follows:

The Registrant is aware of the Commission’s guidance on derivatives, including the segregation guidance for total return swaps, and recognizes that any future guidance by the Commission on derivatives may impact the Registrant’s use of derivatives.

13. In response to your comment #14 the Registrant’s response is as follows:

On page 22, above the heading “FAIR VALUATION AND SIGNIFICANT EVENTS PROCEDURES” the prospectus discloses the following sources (among others) for portfolio valuations:

In calculating its NAV, the Fund generally values investments as follows:

Equity securities listed on an exchange or traded through a regulated market system are valued at their last reported sale price or official closing price in their principal exchange or market.

Fixed-income securities acquired with remaining maturities greater than 60 days are fair valued using price evaluations provided by a pricing service approved by the Board of Trustees (“Board”).

This disclosure clearly states how the fund uses price evaluations from pricing services. After the bullet points, the prospectus states:

If the Fund cannot obtain a price or price evaluation from a pricing service for an investment, the Fund may attempt to value the investment based upon the mean of bid and asked quotations, or fair value the investment based on price evaluations, from one or more dealers.

This disclosure states how the fund uses price evaluations from dealers. The next sentence then states:

If any price, quotation, price evaluation or other pricing source is not readily available when the NAV is calculated, or if the Fund cannot obtain price evaluations from a pricing service or from more than one dealer for an investment within a reasonable time …, the Fund uses the fair value of the investment determined in accordance with the procedures described below.

In the context, it should be clear that “the procedures described below,” are the procedures appearing below the heading “FAIR VALUATION AND SIGNIFICANT EVENTS PROCEDURES.” Thus, it should also be clear that the highlighted disclosure only relates to circumstances in which price evaluations from pricing services are not available and evaluations cannot be obtained from more than one dealer

14. In response to your comment #15, the fee table line item “Maximum Deferred Sales Charge (Load)” which currently reads “None” for Class A Shares, will now read “0.00%”. This is standard practice for the Federated Fund Complex with regards to Class A Shares.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal